UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13E-3
 (Amendment No. 4)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

DryShips Inc.
 (Name of the Issuer)

DryShips Inc.

SPII Holdings Inc.

Sileo Acquisitions Inc.

George Economou

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2109Q705

(CUSIP Number of Class of Securities)

c/o Dryships Management Services Inc.

80 Kifissias Avenue

GR 151 25, Marousi, Athens, Greece

Mr. Dimitrios Dreliozis

Tel: + 30 210-80 90-570

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019 Attn: William Haft, David Schwartz E-mail: whaft@orrick.com, dschwartz@orrick.com	SEWARD & KISSEL LLP One Battery Park Plaza New York, NY 10004 Attn: Gary Wolfe, Edward Horton, Nick Katsanos E-mail: wolfe@sewkis.com, horton@sewkis.com, katsanos@sewkis.com	Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 Attn: Philip Richter, Mark Lucas E-mail: philip.richter@friedfrank.com, mark.lucas@friedfrank.com

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer
d.	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$75,941,838.00	$9,204.15

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act. The filing fee is calculated based on the sum of the proposed cash payment of US$5.25 per share of common stock for 14,465,112 outstanding shares of common stock of the issuer subject to the transaction (which equals the total outstanding shares of common stock less the shares of common stock to be cancelled without consideration and the shares of common stock held by SPII Holdings Inc. and its affiliates) (the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #2 for Fiscal Year 2019, was calculated by multiplying the Transaction Valuation by 0.0001212.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

The filing fee was previously paid on the initial filing of this Schedule 13E-3 Transaction Statement on September 9, 2019.

TABLE OF CONTENTS

		Page
Item 15	Additional Information	1
Item 16	Exhibits	1

INTRODUCTION

This Amendment No. 4 to Schedule 13E-3, together with the exhibits hereto (this “Amendment No. 4”) amends and supplements the Rule 13e-3 transaction statement on Schedule 13E-3 originally filed on September 9, 2019, as amended by Amendment No. 1 filed on September 30, 2019, as further amended by Amendment No. 2 filed on October 3, 2019, and as further amended by Amendment No. 3 filed on October 9, 2019 (the “Original Transaction Statement”, and as amended by this Amendment No. 4, the “Transaction Statement”). This Transaction Statement is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person”, and collectively, the “Filing Persons”): (a) DryShips Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), the issuer of common stock, par value $0.01 per share (the “Company common stock”), (b) SPII Holdings Inc., a corporation organized under the laws of the Republic of the Marshall Islands (“SPII”), (c) Sileo Acquisitions Inc., a corporation organized under the laws of the Republic of the Marshall Islands and a wholly owned subsidiary of SPII (“Merger Sub”), and (d) George Economou.

This Transaction Statement relates to the Agreement and Plan of Merger (the “merger agreement”), by and among the Company, SPII and Merger Sub. Pursuant to the merger agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation in the merger and a wholly owned subsidiary of SPII (the “merger”).

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person, and no other Filing Person takes responsibility for the accuracy of such information as it relates to any other Filing Person.

This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as final amendment to Schedule 13E-3 to report the results of the transaction that is the subject of this Transaction Statement.  Except as amended and supplemented in this Amendment No. 4, the information set forth in the Original Transaction Statement remains unchanged.

Item 15 Additional Information

Item 15(c) is hereby amended and supplemented by adding the following at the end thereof:

On October 11, 2019, the Company filed Articles of Merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands, pursuant to which the merger became effective on October 11, 2019.

Under the terms of the merger agreement, at the effective time of the merger, each share of Company common stock that was issued and outstanding immediately prior to the effective time (other than shares of Company common stock held by SPII or any subsidiary of either SPII or the Company) was automatically converted into the right to receive the merger consideration of $5.25 per share of Company common stock in cash, without interest and less any required withholding taxes.

As a result of the merger, the Company (as the surviving corporation) became a wholly owned subsidiary of SPII and the Company common stock will no longer be listed on any securities exchange or quotation system, including on the Nasdaq Capital Markets (“NASDAQ”). On October 11, 2019, the Company notified NASDAQ of the completion of the merger and requested that trading in the Company common stock be suspended and that NASDAQ file a Form 25 with the SEC notifying the SEC of the delisting of the Company common stock on NASDAQ and the deregistration of the Company common stock under Section 12(b) of the Exchange Act. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under Section 13(a) and 15(d) of the Exchange Act and to deregister the Company common stock under Section 12(g) of the Exchange Act by filing a Form 15 with the SEC in approximately ten days following the filing of the Form 25. The Company's obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16 Exhibits

Item 16 of the Transaction Statement is hereby amended and supplemented by adding the following exhibit:

(a)-(8)	Press Release issued by the Company, dated October 11, 2019, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, furnished October 11, 2019

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2019
DRYSHIPS INC.

	By:	/s/ Dr. Renato Cefai
		Name:	Dr. Renato Cefai
		Title:	Director of Mare Services Limited

SPII HOLDINGS INC.

By: MARE SERVICES LIMITED

	By:	/s/ Dr. Renato Cefai
		Name:	Dr. Renato Cefai
		Title:	Director of Mare Services Limited

SILEO ACQUISITIONS INC.

By: MARE SERVICES LIMITED

	By:	/s/ Dr. Renato Cefai
		Name:	Dr. Renato Cefai
		Title:	Director of Mare Services Limited

/s/ George Economou
George Economou

Exhibit Index

(a)-(1)*	Proxy Statement of the Company, dated September 9, 2019

(a)-(2)*	Letter to the Shareholders of DryShips Inc., incorporated herein by reference to the proxy statement

(a)-(3)*	Notice of Special Meeting of Shareholders of DryShips Inc., incorporated herein by reference to the proxy statement
(a)-(4)*	Form of Proxy Card

(a)-(5)	Press Release issued by the Company, dated September 9, 2019, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, furnished September 9, 2019

(a)-(6)	Press Release issued by the Company, dated September 17, 2019, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, furnished September 17, 2019
(a)-(7)	Press Release issued by the Company, dated October 9, 2019, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, furnished October 9, 2019
(a)-(8)	Press Release issued by the Company, dated October 11, 2019, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, furnished October 11, 2019

(c)-(1)*	Opinion of Evercore Group L.L.C., dated August 18, 2019, incorporated herein by reference to Annex B to the proxy statement

(c)-(2)*	Presentation materials prepared by Evercore Group L.L.C., dated July 24, 2019, for the Special Committee

(c)-(3)*	Presentation materials prepared by Evercore Group L.L.C., dated July 30, 2019, for the Special Committee

(c)-(4)*	Presentation materials prepared by Evercore Group L.L.C., dated August 6, 2019, for the Special Committee

(c)-(5)*	Presentation materials prepared by Evercore Group L.L.C., dated August 8, 2019, for the Special Committee

(c)-(6)*	Presentation materials prepared by Evercore Group L.L.C., dated August 18, 2019, for the Special Committee

(d)-(1)*	Agreement and Plan of Merger, dated as of August 18, 2019, by and among the Company, SPII, and Merger Sub, incorporated herein by reference to Annex A to the proxy statement

*	Previously filed on September 9, 2019.